

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2017

By E-Mail

Christopher L. Kaufman, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re: Cypress Semiconductor Corporation**
> **Definitive Additional Soliciting Materials filed on June 5, 2017**
> **Filed by T.J. Rodgers, J. Daniel McCranie and Camillo Martino**
> **File No. 001-10079**

Dear Mr. Kaufman:

We have reviewed your filing and have the following comments.

1.   Please provide us support for your disclosure that "Oracle forced [Mr. Bingham] to choose between Oracle and Canyon Bridge" and that "Oracle did not want to be connected with a private equity fund with direct ties to the People's Republic of China."

2.   With a view toward revised future disclosure, please tell us what obligation Cypress had to disclose Mr. Bingham's departure from Oracle.

3.   Please provide us support for your disclosure that Mr. Bingham "already has one foot out the door" and that you know Mr. Bingham "intends to leave Cypress and join Canyon Bridge full-time once his term as executive chairman is over no later than the end of 2017."

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions